SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

InsWeb Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45809K202

(CUSIP Number)

Osmium Partners, LLC

388 Market Street, Suite 920

San Francisco, CA 94111

Attention: John H. Lewis

Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No. 45809K202

1	NAMES OF REPORTING PERSONS: John H. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 63,733
	8	SHARED VOTING POWER: 1,047,659
	9	SOLE DISPOSITIVE POWER: 63,733
	10	SHARED DISPOSITIVE POWER: 1,047,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,111,392
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Beneficial ownership information above is as of end of business of October 10, 2011, the date of the event requiring the filing of this Schedule 13D/A Amendment No 1.

Page 2 of 12 pages

CUSIP No. 45809K202

1	NAMES OF REPORTING PERSONS: Osmium Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,047,659
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,047,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,047,659
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA, OO

*	Beneficial ownership information above is as of end of business of October 10, 2011, the date of the event requiring the filing of this Schedule 13D/A Amendment No 1.

Page 3 of 12 pages

CUSIP No. 45809K202

1	NAMES OF REPORTING PERSONS: Osmium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 213,972
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 213,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 213,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	Beneficial ownership information above is as of end of business of October 10, 2011, the date of the event requiring the filing of this Schedule 13D/A Amendment No 1.

Page 4 of 12 pages

CUSIP No. 45809K202

1	NAMES OF REPORTING PERSONS: Osmium Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 672,423
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 672,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 672,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	Beneficial ownership information above is as of end of business of October 10, 2011, the date of the event requiring the filing of this Schedule 13D/A Amendment No 1.

Page 5 of 12 pages

CUSIP No. 45809K202

1	NAMES OF REPORTING PERSONS: Osmium Spartan, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 90,019
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 90,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 90,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	Beneficial ownership information above is as of end of business of October 10, 2011, the date of the event requiring the filing of this Schedule 13D/A Amendment No 1.

Page 6 of 12 pages

CUSIP No. 45809K202

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of InsWeb Corporation (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D previously filed on November 22, 2010 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated by reference into this Item 3.

ITEM 4. Purpose of Transaction.

On October 10, 2011, certain of the Reporting Persons entered into a Voting and Support Agreement with Bankrate, Inc., a Delaware corporation (“Bankrate”), in connection with the Issuer’s proposed transaction with Bankrate as previously disclosed by the Issuer. The Voting and Support Agreement is attached hereto as Exhibit 2 and incorporated herein by reference in response to this Item 4.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. Interest in Securities of the Issuer.

(a)	As of October 10, 2011, the Reporting Persons beneficially own:

(i)	Fund I directly owns 213,972 shares of Common Stock representing 3.7% of all of the outstanding shares of Common Stock.

(ii)	Fund II directly owns 672,423 shares of Common Stock representing 11.7% of all of the outstanding shares of Common Stock.

(iii)	Fund III directly owns 90,019 shares of Common Stock representing 1.6% of all of the outstanding shares of Common Stock.

(iv)	Mr. Lewis directly owns 63,733 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock.

(v)	Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 1,047,659 shares of Common Stock held by them, representing 18.3% of all of the outstanding shares of Common Stock.

(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 1,111,392 shares of Common Stock representing 19.4% of all of the outstanding shares of Common Stock.

Page 7 of 12 pages

CUSIP No. 45809K202

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 5,733,837 shares of Common Stock outstanding as of August 12, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 213,972, 672,423, 90,019 and 71,245 shares of Common Stock reported herein, respectively. Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 63,733 shares of Common Stock held by him.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Page 8 of 12 pages

CUSIP No. 45809K202

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Voting and Support Agreement as reported in Item 4 above is incorporated herein by reference in response to this Item 6.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Voting and Support Agreement

Page 9 of 12 pages

CUSIP No. 45809K202

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 12, 2011

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP

By:	/s/ JOHN H. LEWIS
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 10 of 12 pages

CUSIP No. 45809K202

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Voting and Support Agreement

Page 11 of 12 pages

CUSIP No. 45809K202

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of InsWeb Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: October 12, 2011

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP

By:	/s/ JOHN H. LEWIS
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 12 of 12 pages

Exhibit 2

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of the 10th day of October, 2011, among Bankrate, Inc., a Delaware corporation (“Purchaser”) and Osmium Capital, LP, a Delaware limited partnership, Osmium Capital II, LP, a Delaware limited partnership, and Osmium Spartan LP, a Delaware Limited Partnership (collectively with Osmium Capital, LP and Osmium Capital II, LP, “Shareholder”).

WHEREAS, Purchaser and InsWeb Corporation, a Delaware corporation (“Seller”) have entered into an Asset Purchase Agreement, to be dated as of or after the date hereof (the “Asset Purchase Agreement”), which provides, among other things, for Purchaser to purchase certain assets and assume certain liabilities of Seller (the “Transaction”), upon the terms and subject to the conditions set forth in the Asset Purchase Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Asset Purchase Agreement);

WHEREAS, Purchaser has not entered into any agreements with any holders of shares of Seller with respect to the voting of shares other than this Agreement and an agreement with the Chairman and Chief Executive Officer of Seller which is substantially similar to, or more favorable to Purchaser than, this Agreement;

WHEREAS, Shareholder owns shares of common stock, $.01 par value per share, of Seller (the “Common Stock”, which for the avoidance of doubt, shall include any restricted shares) and shares subject to stock options exercisable for Common Stock (such shares of Common Stock, together with any other shares of capital stock of Seller acquired (whether beneficially or of record) by Shareholder after the date hereof and prior to the earlier of the Closing and the termination of all of Shareholder’s obligations under this Agreement, including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”); and

WHEREAS, receipt of shareholder approval is a condition to the consummation of the Transaction.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting. From and after the date hereof only until the earlier of (a) the consummation of the Transaction, (b) any amendment of the Asset Purchase Agreement providing for a reduction in the Initial Cash Payment or change in the form of consideration, and (c) the termination of the Asset Purchase Agreement pursuant to and in compliance with the terms therein (such earlier time, the “Expiration Time”), Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of Seller’s shareholders, however called, or in connection with any written consent of Seller’s shareholders, the Shareholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause its Covered Securities (as defined below) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of Shareholder’s Securities beneficially owned or controlled by Shareholder as of the relevant time, other than any restricted shares or shares issuable upon exercise of options for which Shareholder does not have the right to vote (the “Covered Securities”), without regard to any Change of Seller Board Recommendation,

(a) for approval and adoption of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement,

(b) against any Acquisition Proposal, without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Asset Purchase Agreement or in competition or inconsistent with the Transaction and the other transactions contemplated by the Asset Purchase Agreement,

(c) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Transaction or any of the other transactions contemplated by the Asset Purchase Agreement or this Agreement or the performance by Shareholder of its obligations under this Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Seller or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of Seller or any of its Subsidiaries (other than the Transaction) or a reorganization, recapitalization or liquidation of Seller or any of its Subsidiaries; (iii) an election of new members to the board of directors of Seller, other than nominees to the board of directors of Seller who are serving as directors of Seller on the date of this Agreement or as otherwise provided in the Asset Purchase Agreement; (iv) any material change in the present capitalization or dividend policy of Seller or any amendment or other change to Seller’s articles of incorporation or bylaws, except for an amendment to change Seller’s corporate name as contemplated by the Asset Purchase Agreement or any amendment or other change if approved in writing by Purchaser; or (v) any other material change in Seller’s corporate structure or business, except if approved in writing by Purchaser,

(d) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Seller contained in the Asset Purchase Agreement, or of Shareholder contained in this Agreement, and

(e) in favor of any other matter necessary to the consummation of the transactions contemplated by the Asset Purchase Agreement, including the Transaction.

For the avoidance of doubt, Shareholder shall have no obligation to vote or cause to be voted any Covered Securities in favor of or against any matter not specified in clauses (a) through (e) above.

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

1.2.1 From and after the date hereof only until the Expiration Time, Shareholder hereby irrevocably and unconditionally grants to, and appoints, Purchaser and any designee thereof Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Covered Securities, without regard to any Change in Seller Board Recommendation:

(a) for approval and adoption of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement,

(b) against any Acquisition Proposal, without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Asset Purchase Agreement or in competition or inconsistent with the Transaction and the other transactions contemplated by the Asset Purchase Agreement,

(c) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Transaction or any of the other transactions contemplated by the Asset Purchase Agreement or this Agreement or the performance by Shareholder of its obligations under this Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Seller or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of Seller or any of its Subsidiaries (other than the Transaction) or a reorganization, recapitalization or liquidation of Seller or any of its Subsidiaries; (iii) an election of new members to the board of directors of Seller, other than nominees to the board of directors of Seller who are serving as directors of Seller on the date of this Agreement or as otherwise provided in the Asset Purchase Agreement; (iv) any material change in the present capitalization or dividend policy of Seller or any amendment or other change to Seller’s articles of incorporation or bylaws, except for an amendment to change Seller’s corporate name as contemplated by the Asset Purchase Agreement or any amendment or other change if approved in writing by Purchaser; or (v) any other material change in Seller’s corporate structure or business, except if approved in writing by Purchaser,

(d) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Seller contained in the Asset Purchase Agreement, or of Shareholder contained in this Agreement, and

(e) in favor of any other matter necessary to the consummation of the transactions contemplated by the Asset Purchase Agreement.

1.2.2 For the avoidance of doubt, the irrevocable proxy set forth in this Section 1.2 shall not be exercisable to vote or cause to be voted any Covered Securities in favor of or against any matter not specified in clauses (a) through (e) of Section 1.2.1.

1.2.3 Shareholder hereby represents that any proxies heretofore given in respect of Shareholder’s Securities, if any, are revocable, and hereby revokes such proxies.

1.2.4 Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Asset Purchase Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable. If for any reason the proxy granted herein is not irrevocable, then Shareholder agrees to vote its Covered Securities in accordance with Section 1.2.1(a) through Section 1.2.1(e) above as instructed by Purchaser in writing. The parties agree that the foregoing is a voting agreement.

Section 1.3 Inconsistent Agreements. Shareholder hereby covenants and agrees that, except for this Agreement, it (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Securities and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to its Covered Securities.

Section 1.4 No Solicitation. Subject to Section 4.14, Shareholder agrees that it shall not directly or indirectly take any action or omit to take any action that, if taken or omitted by Seller, would constitute a breach of or a failure to comply with Section 7.2 of the Purchase Agreement.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF SHAREHOLDER

Section 2.1 Shareholder Representations and Warranties. Shareholder represents and warrants to Purchaser as follows: (a) Shareholder has full legal right and capacity to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Shareholder and the execution, delivery and performance of this Agreement by Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, (d) the execution and delivery of this Agreement by Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Shareholder or Covered Securities, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the Securities and Exchange Commission by Shareholder, (e) Shareholder owns, beneficially and of record, or controls 1,047,659 shares of Common Stock and no options to acquire shares of Common Stock, which constitute all of its Securities and (f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, Shareholder owns, beneficially and of record, or controls all of its Securities (and any additional Securities acquired by it after the date hereof) free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement) and has sole voting power with respect to the Covered Securities and sole power of disposition with respect to all of Shareholder’s Securities, other than any of Shareholder’s restricted shares or options to acquire Common Stock which Shareholder does not have the right to dispose of under Seller’s equity incentive and stock ownership plans, with no restrictions on Shareholder’s rights of voting or disposition pertaining thereto, and no person other than Shareholder has any right to direct or approve the voting or disposition of any of Shareholder’s Securities.

Section 2.2 Purchaser Representations and Warranties. Purchaser represents and warrants to Shareholder as follows: (a) Purchaser has full legal right and capacity to execute and deliver this Agreement, to perform Purchaser’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Purchaser and the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser and no other actions or proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, and (d) the execution and delivery of this Agreement by Purchaser does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Purchaser, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the Securities and Exchange Commission by Purchaser.

Section 2.3 Covenants. Shareholder hereby:

(a) agrees, prior to the Expiration Time, not to take any action that would make any representation or warranty of Shareholder contained herein untrue or incorrect or have or would reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting the performance by Shareholder of its obligations under this Agreement;

(b) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Transaction that Shareholder may have with respect to Shareholder’s Securities;

(c) agrees to promptly notify Seller and Purchaser of the number of any new Securities acquired by Shareholder after the date hereof and prior to the Expiration Time. Any such Securities shall be subject to the terms of this Agreement as though owned by Shareholder on the date hereof;

(d) agrees to permit Seller to publish and disclose in the Proxy Statement Shareholder’s identity and ownership of Securities and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; and

(e) shall and does authorize Purchaser or its counsel to, notify Seller’s transfer agent that there is a stop transfer order with respect to all of its Securities (and that this Agreement places limits on the voting and transfer of such shares).

ARTICLE III

TERMINATION

This Agreement shall terminate and be of no further force or effect upon the Expiration Date. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful and knowing breach of this Agreement.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Expenses. Except as otherwise may be agreed in writing, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such costs, fees and expenses.

Section 4.2 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, delivered by registered or certified mail, return receipt requested, or by a national courier service, or sent by email or facsimile, provided that the email facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To Purchaser:

Bankrate, Inc.

11760 U.S. Highway One, Suite 200

North Palm Beach, Florida 33408

Attention: Edward J. DiMaria

Facsimile: (917) 368-8611

Email: EDiMaria@bankrate.com

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Benjamin M. Roth, Esq.

Facsimile: 212-403-2000

Email: bmroth@wlrk.com

To any of Shareholder:

Osmium Partners

388 Market Street, Suite 920

San Francisco, California, 94111

Attention: John Lewis

Facsimile: 415.362.4162

Email: jl@osmiumpartners.com

with a copy to:

Murray Indick

Crowell & Moring

275 Battery Street, 23rd Floor

San Francisco, CA 94111

Attention: Murray Indick

Facsimile: 415.986.2827

Email: mindick@crowell.com

Section 4.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Purchaser and Shareholder, and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 4.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto; provided that Purchaser may assign its rights and obligations under this Agreement to a Subsidiary of Purchaser, so long as Purchaser remains liable for its obligations hereunder.

Section 4.5 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 4.6 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 4.7 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.8 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Delaware Court of Chancery or, solely in the event that the Delaware Court of Chancery declines subject matter jurisdiction, in the federal courts located in the District of Delaware; (b) each of the parties irrevocable and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such action in the Delaware Court of Chancery or, solely in the event that the Delaware Court of Chancery declines subject matter jurisdiction, in the federal courts located in the District of Delaware, or that such action was brought in an inconvenient court and agrees not to plead or claim the same; (c) each party agrees that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 4.2 and agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware; and (d) each of the parties irrevocably waives the right to trial by jury.

Section 4.9 Specific Performance. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Purchaser and Shareholder would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof.

Section 4.10 Interpretation. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. The words “including” shall mean “including, without limitation.” When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article of or a Section of this Agreement unless otherwise indicated. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

Section 4.12 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 4.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 4.14 Capacity. Shareholder is signing this Agreement solely in its capacity as a shareholder of Seller and nothing contained herein shall in any way limit or affect any actions taken by any of Shareholder in any capacity as an officer or director of Seller, and no action taken in any such capacity as an officer or director shall be deemed to constitute a breach of this Agreement.

[Signature Pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

OSMIUM CAPITAL, LP By: Osmium Partners, LLC, its general partner

By:	/s/ John H. Lewis
Name: John H. Lewis Title: Managing Member

OSMIUM CAPITAL II, LP By: Osmium Partners, LLC, its general partner

By:	/s/ John H. Lewis
Name: John H. Lewis Title: Managing Member

OSMIUM SPARTAN LP By: Osmium Partners, LLC, its general partner

By:	/s/ John H. Lewis
Name: John H. Lewis Title: Managing Member

[Signature Page to Osmium Voting and Support Agreement]

BANKRATE, INC.

By:	/s/ Thomas R. Evans
Name: Thomas R. Evans
Title: President and Chief Executive Officer

[Signature Page to Osmium Voting and Support Agreement]